NEWS RELEASE

ALDA Pharmaceuticals Corp. Changes Name

August 01, 2013 - Vancouver, British Columbia, Canada: Alda Pharmaceuticals Corp. (the “Company” or “ALDA”) announces that it has changed its name to Nuva Pharmaceuticals Inc. (the “Company” or “NUVA”) New CUSIP and ISIN numbers have been issued. This name change was approved by the TSX-V on July 25, 2013.

On behalf of:

Nuva Pharmaceuticals Inc.

Jamie Lewin, Director and CFO

Best-fit-consulting@hotmail.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.